Item 77C Submission of matters to a vote of security holders

A Special Meeting of Shareholders (Meeting) of the Munder Technology Fund, a series of Munder Series Trust, was held on March 3, 2010. The Meeting was adjourned until March 24, 2010 in order to permit shareholders further time to respond to the solicitation of proxies. The Meeting was adjourned again until April 7, 2010 to permit further solicitation of proxies and was adjourned a final time until April 21, 2010 to complete the proxy solicitation.

The purpose of the Meeting was to ask shareholders to consider the following proposal, which was more fully described in the Proxy
Statement dated January 27, 2010:

Proposal 1. A proposal to approve or disapprove an Agreement and Plan of Reorganization providing for (a) the acquisition of all of the assets of the Technology Fund by the Munder Growth Opportunities Fund (Growth Opportunities Fund), a diversified series of MST, in exchange for shares of the Growth Opportunities Fund and the assumption by the Growth Opportunities Fund of all liabilities of the Technology Fund and (b) the subsequent liquidation, termination, and dissolution of the Technology Fund.

The results of the votes are set forth below:

Proposal 1	No. of Shares
For	         8,894,787
Against	           336,822
Abstain	           396,534